Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

NewBin Corp.
1001 State Street, Suite 907
Erie, PA 16501
NewBin.com

Up to $1,050,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: NewBin Corp.
Address: 1001 State Street, Suite 907, Erie, PA 16501
State of Incorporation: DE
Date Incorporated: May 27, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,050,000.00 | 210,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $100.00

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

First 72 hours - 15% bonus shares

Super Early Bird Bonus

Next 72 hours - 10% bonus shares

Early Bird Bonus

Next 7 days - 5% bonus shares

Amount-Based:

$100+

1st Perk Title

Recycled content branded grocery bag

$500+

2nd Perk Title

Recycled content branded baseball hat + grocery bag + gym bag

$1,000+

4th Perk Title

Recycled content branded golf umbrella + hat + grocery bag + gym bag

$5,000+

5th Perk Title

5% bonus shares and all four items of swag

$10,000+

6th Perk Title

10% bonus shares and all four items of swag

$20,000+

7th Perk Title

20% bonus shares and all four items of swag

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

NewBin, Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

newBin offers at-home or at-store pickup of waste plastics by matching residents and stores with *individual collectors from the local community*. We are an **app-based** and web-based **on-demand** service that offers a better alternative to traditional curbside recycling pickup. Our service is **free** for residential users. We collect waste plastic **whenever it's ready**, users earn discounts on goods and services, we ask for **ALL plastics** (meaning you **don't have to sort** "good" and "bad" plastic) and newBin **guarantees that more plastic collected will stay out of landfill** versus traditional curbside recycling collection. Our revenues are generated predominantly by corporate partners seeking to drive traffic to their goods and services through our Eco Rewards program, and by collection fees paid by commercial users. newBin is a wholly owned subsidiary of GreenSteel, LLC, a company that is developing large-scale plastics sorting and recycling plants, and newBin will supply the plastic collected through its system to future GreenSteel recycling plants on a non-exclusive basis.

Competitors and Industry

The company is in the waste collection industry and competes with private waste collection companies as well as municipal sanitation departments. Among the largest private waste collection companies are Waste Management, Inc.; Republic Services, Inc.; Waste Connections, Inc.; GFL Environmental, Inc.; and Casella Waste Systems, Inc. The company also competes with several app/web-based recycling reward programs such as RecycleBank, as well as on-demand pickup apps such as Recyclops and Rubicon Global Analytics. The company is not aware of any direct competitors that offer a combination of no-fee on-demand pickup of all unsorted waste plastics with reward points and a guarantee that more plastics will avoid landfill than any local curbside service being offered.

Current Stage and Roadmap

We are an early stage startup company in concept phase. We have conducted market research on recycling participation rates by demographics, challenges to higher participation and drivers relative to changing positive behavior. We have conducted a pilot trial collection exercise; performing composition analysis to determine value of recyclable plastics in an "all plastics" collection mode. We have researched highest and best solutions for the full spectrum of waste plastics and designed a vertically-integrated separation and resale program. We will use the proceeds of this offering to design a fully-operational app and website, and begin beta testing the collection model in the city of Erie, PA within the next 12 months.

The Team

Officers and Directors

Name: Mitch Hecht

Mitch Hecht's current primary role is with IRG Erie, Inc.. Mitch Hecht currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and Chief Executive Officer
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Overall responsibility for successful company development. The CEO is taking no salary and has no direct ownership in the common stock of the company. The CEO has a 39.6% ownership interest in GreenSteel, LLC which owns 100% of the Company outstanding common stock.

Other business experience in the past three years:

- **Employer:** IRG Erie, Inc.
  Title: President
  Dates of Service: August 05, 2020 - Present
  Responsibilities: Oversee development of the company.

Other business experience in the past three years:

- **Employer:** GreenSteel, LLC
  Title: Chairman
  Dates of Service: September 19, 2007 - Present
  Responsibilities: Head of the Board of Directors of the company

Name: Christopher Dow

Christopher Dow's current primary role is with IRG Erie, Inc.. Christopher Dow currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Chief Operating Officer.
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Oversee day-to-day operations of the company. The President currently takes no salary, has no ownership interest in the company, and has no equity interest in the parent company, GreenSteel, LLC

Other business experience in the past three years:

- **Employer:** IRG Erie, Inc.
  Title: Chief Executive Officer
  Dates of Service: August 07, 2020 - Present
  Responsibilities: Oversee general development of the business

Other business experience in the past three years:

- **Employer:** C Dow Pty Ltd
  Title: Director
  Dates of Service: July 12, 1998 - Present
  Responsibilities: Oversee all operations

Other business experience in the past three years:

- **Employer:** Torque Software Pty Ltd
  Title: Director
  Dates of Service: July 30, 2020 - Present
  Responsibilities: Board Advisory

Other business experience in the past three years:

- **Employer:** Intercare Pty Ltd
  Title: Director
  Dates of Service: July 02, 2018 - Present
  Responsibilities: Board Advisory

Name: Yannick Lord

Yannick Lord's current primary role is with Ananke & Chronos LLC. Yannick Lord currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Oversee development of newBin technology. The CTO is currently not paid a salary and has no ownership interest in the company.

Other business experience in the past three years:

- **Employer:** MTWT, Inc.
  Title: Founder
  Dates of Service: April 09, 2018 - January 31, 2020
  Responsibilities: Oversee all operations

Other business experience in the past three years:

- **Employer:** Ananke & Chronos LLC
  Title: Director/Co-Founder
  Dates of Service: June 27, 2019 - Present
  Responsibilities: Oversee all operations

Other business experience in the past three years:

- **Employer:** ZeLoop
  Title: Head of Product
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Responsible for development and manages product roadmap strategies

Name: Ashley Heilmann

Ashley Heilmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Treasurer and Secretary
  Dates of Service: August 07, 2021 - Present
  Responsibilities: Financial controls and general management. The Treasurer has no ownership interest in the company. Her salary is $1,800 per month.

Other business experience in the past three years:

- **Employer:** East Zion Adventure
  Title: Guide
  Dates of Service: May 13, 2019 - January 08, 2019
  Responsibilities: Naturalist and adventure guide

Other business experience in the past three years:

- **Employer:** Indiana Dunes State park
  Title: Interpretive naturalist
  Dates of Service: May 08, 2018 - August 10, 2018
  Responsibilities: Naturalist and guide

Other business experience in the past three years:

- **Employer:** IRG Erie, Inc.
  Title: Senior Campaigner
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Community relations

Name: Juliette Morris

Juliette Morris's current primary role is with NW Consulting, LLC. Juliette Morris currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Board Advisory. The Board member has acted as a consultant to the company prior to Sept. 10th, 2021. The Board member is no longer a consultant to the company and has no equity interest in the company.

Other business experience in the past three years:

- **Employer:** TuneIn
  Title: CEO
  Dates of Service: March 26, 2018 - November 20, 2021

Responsibilities: Oversee all company operations

Other business experience in the past three years:

- **Employer:** NW Consulting, LLC
  Title: Owner
  Dates of Service: December 01, 2021 - Present
  Responsibilities: Responsibility for overall operations

Name: Andrew Reddyhoff

Andrew Reddyhoff's current primary role is with FoamCreations Canada. Andrew Reddyhoff currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Board Advisory. The Board member has no direct ownership interest in the company and does not receive a salary from the Company. The Board member has a 0.07% interest in the parent company, GreenSteel, LLC, which owns 100% of the outstanding share of the company.

Other business experience in the past three years:

- **Employer:** FoamCreations Canada
  Title: President and Chairman of the Board of Directors
  Dates of Service: June 25, 2008 - Present
  Responsibilities: Responsible for overall operations

Other business experience in the past three years:

- **Employer:** FoamCreations Mexico
  Title: President and Director
  Dates of Service: August 18, 2010 - Present
  Responsibilities: Oversee day-to-day operations

Name: Eric Schaffner

Eric Schaffner's current primary role is with SmartBlock Beverages FZ LLC. Eric Schaffner currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director

Dates of Service: September 01, 2021 - Present
Responsibilities: Board advisory. The Board member has no ownership interest in the company and takes no salary.

Other business experience in the past three years:

- **Employer:** SmartBlock Beverages FZ LLC
  Title: CEO
  Dates of Service: August 15, 2019 - Present
  Responsibilities: Responsible for overall operations

Other business experience in the past three years:

- **Employer:** Sidel
  Title: Vice President
  Dates of Service: August 01, 2018 - August 14, 2019
  Responsibilities: Responsible for key account sales

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the waste management industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,050,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, collecting and recycling post-use plastics. Our revenues are therefore dependent upon the willingness of corporations to support the collection and recycling of post-use plastics.

We may never have an operational product or service
It is possible that there may never be an operational newBin app or website collection service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon

Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have not manufactured a prototype for our collection business. Delays or cost overruns in the development of our app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other waste collection companies. Our business growth depends on the market interest in the Company over other collection systems.

We are an early stage company and have not yet generated any profits
newBin Corp. was formed on May 27th, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. newBin Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that newBin is a good idea, that the team will be able to successfully market, and sell the product or service, that we

can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the USEPA (United States Environmental Protection Agency), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on newBin or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on newBin could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire

blockchain asset industry and may affect other blockchain assets including the Eco Rewards. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Eco Rewards and other blockchain assets to fluctuate.

Because our business model is new and unproven, our future performance and our business is difficult to evaluate.

Because we have not yet successfully implemented our business model, we do not have an operating history upon which you can evaluate our prospects. We are subject to the substantial risk of failure facing businesses seeking to develop new products and lines of business. We aim to profitably recover waste plastics but we have not done so yet. We are also facing risks and challenges of early stage startups, including a lack of meaningful historical financial or operational data upon which to plan future budgets and manufacturing output, and the need to develop strategic relationships. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by an early stage company starting a new business enterprise, and, if we are unsuccessful, our business may not be profitable or generate sufficient revenue to fully meet our expenses and support our anticipated activities. You have limited financial or operational data that you can use to evaluate our prospects. You should evaluate our prospects in light of the risks, expenses and challenges we will encounter because of our lack of experience in implementing an app-based waste plastics collection business.

We will rely on the sale of recycled plastics for a significant portion of our revenues and we may recover less than we anticipate from waste plastic streams or the market and/or contractual prices for these recovered materials may be lower than we expect.

We will rely on the sale of recycled waste plastics for a significant portion of our revenues. We may, however, recover less marketable plastics from waste plastic streams than we anticipate or the market and/or contractual prices for these recovered materials may be lower than we expect, which may reduce our gross margins or result in negative gross margins. To compensate for a lower recovery rate of or lower market and/or contractual prices for marketable material, we may need to renegotiate our then existing contracts to reduce our expenses and/or expand our geographic reach for waste plastic, which we may be unable to do. If we recover less marketable plastics than we anticipate or we are forced to sell material at lower prices than we forecast and are unable to compensate for these lower prices by reducing our expenses, our business, prospects, financial condition and operating results will be adversely affected.

We will need substantial additional capital in the future in order to roll out our business beyond the initial Erie pilot and to further expand our business, and we may be unable to raise sufficient additional funds or obtain sufficient financing on acceptable terms or at all.

We will need to raise additional funds to expand our business beyond our Erie pilot program, and continue the development of our technology and products and commercialize any products resulting from our research and development efforts. We will require substantial additional capital to grow our business, particularly as we continue to design, engineer and construct our software and collection and sortation logistics. The extent of our need for additional capital will depend on many factors, including our ability to obtain equity and debt financing from various public or private sources, our ability to control costs and the effect of any acquisitions of other businesses or technologies that we may make in the future, including the filing, prosecution and enforcement of patent claims. Although we currently intend to finance our expansion through future equity financings, it is possible that equity financing will not be available to us or will only be available on unacceptable terms. Future financings that involve the issuance of equity securities would cause our existing stockholders to suffer dilution. In addition, debt financing sources may be unavailable to us and any debt financing may subject us to restrictive covenants that limit our ability to conduct our business. We may be unable to raise sufficient additional funds on acceptable terms, or at all. Our ability to secure financing and the cost of raising such capital are dependent on numerous factors, including general economic and capital markets conditions, credit availability from lenders, investor confidence and the existence of regulatory and tax incentives that are conducive to raising capital. If we are unable to raise sufficient funds, our ability to fund our operations, take advantage of strategic opportunities, develop products or technologies, or otherwise respond to competitive pressures could be significantly limited. If this happens, we may be forced to delay our rollout, delay, scale back or terminate research or development programs or the commercialization of products resulting from our technologies, curtail or cease operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or grant licenses on terms that are unfavorable to us. If adequate funds are unavailable, we will be unable to execute successfully our business plan or to continue our business.

We will initially be dependent on a limited number of customers for revenues and face challenges to developing our business.

We expect to depend on a limited number of customers' marketing dollars for the first few years. Accordingly, a small number of customers may represent a significant portion of our total revenue in any given period. In addition, the inability to establish marketing relationships with corporate partners sufficient to cover our collection and handling costs will materially and adversely affect our financial performance. We cannot be certain that any prospective corporate partners will ever enter into a marketing relationship at any particular rate over any period of time. A loss of, or any credit issues related to, any of these customers could also adversely affect our business, prospects, liquidity, financial condition and results of operations.

We may face challenges in obtaining market acceptance of our service, and our business would be harmed if it is not accepted by prospective customers.

We intend to market newBin to residential and commercial generators of waste plastic in the U.S. Potential customers may be reluctant to adopt new products due to a lack of familiarity with newBin, satisfaction with their current collection system, disaffection with recycling in general, risks and safety concerns regarding curbside collection by someone other than a municipality, or reluctance to adopt technology. If we are unable to convince prospective customers that newBin is better than their existing waste disposal method or is otherwise to their benefit, our business will be adversely affected.

We have limited experience in structuring arrangements with prospective customers for the sale of redemption/reward programs.

We plan to sell coupon/redemption relationships to specific potential customers, and this will require that we effectively negotiate contracts for these relationships. The companies with which we expect to have customer arrangements are much larger and have substantially greater bargaining power than us. As a result, we may be ineffective in negotiating the terms of our relationships with these companies, which could adversely affect business and our future results of operations.

We may be subject to property damage or personal injury claims and other claims of our potential customers and independent contractors.

Curbside collection of waste at homes and commercial establishments utilizing third-party contractors involves an inherent risk of liability claims and the associated adverse publicity. We may be named in liability suits relating to our service, including actions of related third-party collectors. Any such suits, even if unsuccessful, could be costly, produce negative media attention and disrupt the attention of our management and damage our business. Any insurance coverage we obtain may be inadequate to cover all potential liability claims. Insurance coverage is expensive and may be difficult to obtain. Also, insurance coverage may not be available in the future on acceptable terms and may not be sufficient to cover potential claims. If we experience a large insured loss, it might exceed our coverage limits, or our insurance carrier may decline to further cover us or may raise our insurance rates to unacceptable levels, any of which could impair our financial position.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
GreenSteel, LLC (Mitch Hecht - 39.57% - Membership Interests of GreenSteel, LLC, and Erie Recycling Investments, LLC - 35% - Membership Interests of GreenSteel LLC. Erie Recycling Investments LLC's managing members include: Joe Prischak - 44.26% - Membership Interest, Doug Prischak - 22.27% - Membership Interest, and Dennis Prischak - 22.27% - Membership Interest of Erie Recycling Investments, LLC)	5,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 210,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights for securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $125,000.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: GreenSteel, LLC capitalized with $125,000 cash deposited in new accounts established for newBin and certificates issued.
  Date: May 27, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

With expected proceeds from this fundraising we expect that we will be able to operate the business for 24 months without revenue generation.

Foreseeable major expenses based on projections:

Major expenses will be Sales and Marketing expenses related to driving broad adoption for the app in the general public and large account sales expenses related to generating exclusive redemption contracts with corporate partners. We will also have operating expenses related to transportation and sorting of waste plastics, and software programming expenses.

Future operational challenges:

Operational challenges will include development of working and user friendly app that integrates with the existing ZeLoop app; creating working redemption reward module using ZeLoop cryptocurrency; acceptance of the Eco Rewards cryptocurrency by users; linking the Eco Reward to retailers accounting systems to enable redemption; collection logistics related to collecting, aggregating and processing waste plastics; and negotiating marketing agreements with corporate partners to drive utilization of Eco Rewards.

Future challenges related to capital resources:

Lack of tangible assets or intellectual property or patents for the foreseeable future will make the company dependent on equity capitalization with potential for significant dilution. If milestones are not met in timely fashion future equity capital may be difficult to raise.

Future milestones and events:

Beta testing of working app; signing of cornerstone contracts for marketing revenues with large corporate sponsors; acceptance of the app as an alternative to curbside collection by a material percentage; ability to convince sufficient number of collectors to collect material in their neighborhoods; support of local municipal officials to support the alternative collection system with PSA.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

$121,000 in cash on hand as of 8/31/2021

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are essential for beginning development of the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from the crowdfunding campaign will be the principal working capital used to develop the business over the next 6-12 months.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate for approximately 3 months if we raise the minimum. Additional investment will then be needed from newBin's parent, GreenSteel, LLC to cover legal and staff expenses related to future capital raisings to further develop the business.

How long will you be able to operate the company if you raise your maximum funding goal?

With the maximum funding raised we will have sufficient working capital to operate for at least the next 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We would anticipate raising additional equity capital within 12 months of the crowdfunding once the app has been developed and the pilot program in city of Erie has been successfully launched.

Indebtedness

- **Creditor:** IRG Erie, Inc.
  Amount Owed: $9,762.00
  Interest Rate: 0.0%
  Maturity Date: August 31, 2021

- **Creditor:** GreenSteel LLC
  Amount Owed: $11,599.00
  Interest Rate: 0.0%
  The Company has borrowed money from its parent entity, GreenSteel LLC. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. In addition, GreenSteel provides the management services of all of the Company's employees and Board advisors. The fee will be due in cash each month starting at a rate $15,000 per month. The fee will be $20,000 per month for any month on the last day of which the net working capital equals or exceeds $750,000, but less than $1.25m. The fee will be $30,000 per month for any month on the last day of which the net working capital equals or exceeds $1.25m. Please refer to the related party transactions section.

Related Party Transactions

- **Name of Entity:** GreenSteel, LLC
  Names of 20% owners: Mitch Hecht and Erie Recycling Investments, LLC
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Management fee of up to $15,000 to $30,000 per month (depending on certain net working capital trigger points) for management services related to overseeing the development of the company.
  Material Terms: GreenSteel provides the management services of all of the Company's employees and Board advisors. The fee will be due in cash each month starting at a rate $15,000 per month. The fee will be $20,000 per month for any month on the last day of which the net working capital equals or exceeds $750,000, but less than $1.25m. The fee will be $30,000 per month for any month on the last day of which the net working capital equals or exceeds $1.25m. Further, The Company has borrowed money from its parent entity, GreenSteel LLC. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. Please refer to the indebtedness section.

Valuation

Pre-Money Valuation: $25,000,000.00

Valuation Details:

The company determined its valuation based on an analysis of multipled factors. First, the company used the following mathematical assumptions: Net Present Value assuming year 5 terminal value equal to forecast EBITDA multiplied by an earnings multiple identified in the market for companies with comparable growth trajectories. The company used a multiple of 25x EBITDA based on our future projections in 2025 which was based on internal research about the industry. Second, the company is one of the first movers in what it believes will be a rapidly growing business: gig-economy collection of recyclables. The company's target is 2.5% household participation of the total addressable market with a focus on the City of Erie and the Tri-City Region for the next 3 years of business before expanding nationally in the future. The company is currently pre-revenue and in development and at an early stage.

The Company set its valuation internally, without a formal-third party independent evaluation. Please refer to our risk factors for additional information. The pre-money valuation has been calculated on a fully diluted basis. The company only has one class of stock and no outstanding options, warrants or convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  Software development of app

If we raise the over allotment amount of $1,050,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Media buy and purchased market research

- *Research & Development*
  33.0%
  Software development of app

- *Company Employment*
  20.0%
  General management and administration

- *Operations*
  13.5%
  General administrative and office expense

- *Working Capital*
  10.0%
  Cash cushion for emergency use

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at NewBin.com (NewBin.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/newbin

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR NewBin Corp.

[See attached]

NEW BIN CORP.

FINANCIAL STATEMENTS
FROM INCEPTION (MAY 27, 2021) TO AUGUST 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
NewBin Corp.
Erie, Pennsylvania

We have reviewed the accompanying financial statements of NewBin Corp. (the "Company,"), which comprise the balance sheet as of August 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (May 27, 2021) to August 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 17, 2021

NewBin Corp.
BALANCE SHEET
(UNAUDITED)

As of August 31,	**2021**
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ 121,418
Total current assets	**121,418**
Total assets	**$ 121,418**
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities:	
Account payables	$ 66,450
Short term loan	9,762
Shareholder loan	11,599
Total current liabilities	**87,810**
Total liabilities	**87,810**
STOCKHOLDERS EQUITY	
Common Stock	0
Additional Paid in Capital	125,000
Retained earnings/(Accumulated Deficit)	(91,392)
Total stockholders' equity	**33,608**
Total liabilities and members' equity	**$ 121,418**

See accompanying notes to financial statements.

NEWBIN CORP.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception date (May 27, 2021)		**August 31, 2021**
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and administrative		53,588
Sales and marketing		37,804
Total operating expenses		91,392
Operating income/(loss)		(91,392)
Interest expense		-
Other Loss/(Income)		(1)
Income/(Loss) before provision for income taxes		(91,392)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(91,392)**

See accompanying notes to financial statements.

NEWBIN CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception (May 27, 2021)	-		$ -	$ -	$ -
Issuance of Common Stock	125,000	$ 0	125,000		125,000
Net income/(loss)	-	-	-	(91,392)	(91,392)
Balance—August 31, 2021	**125,000**	**$ 0**	**$ 125,000**	**$ (91,392)**	**$ 33,608**

See accompanying notes to financial statements.

NEWBIN CORP.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of Inception (May 27, 2021)		August 31, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(91,392)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Acount payables		66,450
Net cash provided/(used) by operating activities		**(24,942)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock		125,000
Shareholder loan		11,599
Short term loan		9,762
Net cash provided/(used) by financing activities		**146,361**
Change in cash		121,418
Cash—beginning of year		-
Cash—end of year	**$**	**121,418**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

NewBin Corp. was incorporated on May 27, 2021 in the state of Delaware. The financial statements of NewBin Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Erie, Pennsylvania

NewBin will offer at-home or at-store pickup of waste plastics by matching residents and stores with individual collectors from the local community. We are an app-based and web-based on-demand service that offers a better alternative to traditional curbside recycling pickup. Our revenues are generated predominantly by corporate partners seeking to drive traffic to their goods and services through our Eco Rewards program, and by collection fees paid by commercial users.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of August 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of August 31, 2021, the Company determined that no reserve was necessary.

Income Taxes

NewBin Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company was recently incorporated and has not yet filed its tax return.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company predominantly through corporate partners seeking to drive traffic to their goods and services through our Eco Rewards program, and by collection fees paid by commercial users.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period from inception to year ended August 31, 2021 amounted to $37,804, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 17, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 250,000 shares of common shares with par value of $0.000001. As of August 31, 2021, 125,000 have been issued and are outstanding.

On September 8, 2021 the Amended and Restated Article of Corporation was issued and the company is now authorized to issue 10,000,000 with par value of $0.0000001. As of September 17, 2021, 5,000,0000 have been issued and are outstanding.

4. DEBT

Short term Loan

During 2021, the Company received loan from IRG Erie, no loan contract was signed. The details of the Company's loan the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
IRG-Erie- no contract in place	$ 9,762	0.00%	Fiscal Year 2021	not set	-	-	9,762	-	9,762
Total					**$ -**	**$ -**	**$ 9,762**	**$ -**	**$ 9,762**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
GreenSteel	$ 11,599	0.00%	Fiscal Year 2021	No set maturity	$ 11,599	$ -	$ 11,599
Total					$ 11,599	$ -	$ 11,599

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

5. RELATED PARTY

On special meeting of the Board of Directors of the Corporation held on September 6, 2021, it was decided that GreenSteel will be engaged to manage the affairs of the Corporation. In exchange for its management services, GreenSteel shall be entitled to receive from the Corporation the following fees (in each case, a "Management Fee"):

- $15,000.00 per month beginning as of September 1, 2021; or

- $20,000.00, per month for any month on the last day of which the net working capital of the Corporation equals or exceeds $750,000.00 but does not exceed $1,249,999.99.; or
- $30,000.00, per month for any month on the last day of which the net working capital of the Corporation equals or exceeds $1,250,000.00; and further.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of August 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from August 31, 2021 through September 17, 2021 the date the financial statements were available to be issued.

On September 8, 2021 the Amended and Restated Article of Corporation was issued and the company is now authorized to issue 10,000,000 with par value of $0.0000001. As of September 17, 2021, 5,000,0000 have been issued and are outstanding.

On special meeting of the Board of Directors of the Corporation held on September 6, 2021, it was decided that GreenSteel will be engaged to manage the affairs of the Corporation. In exchange for its management services, GreenSteel shall be entitled to receive from the Corporation the following fees (in each case, a "Management Fee"):

- $15,000.00 per month beginning as of September 1, 2021; or
- $20,000.00, per month for any month on the last day of which the net working capital of the Corporation equals or exceeds $750,000.00 but does not exceed $1,249,999.99.; or
- $30,000.00, per month for any month on the last day of which the net working capital of the Corporation equals or exceeds $1,250,000.00; and further.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

newBin

The solution to the plastic waste crisis is right in your pocket


newBin
Recycling
Reinvented

Website · Erie, PA · ENVIRONMENT

newBin is a free, on-demand gig-economy curbside recycling service that promises to reduce plastic in landfills.

$0.00 raised

0 Investors	$25M Valuation
$5.00 Price per Share	$100.00 Min. Investment
	Equity Offering Type
$1.05M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Industry ripe for disruption: Only half of US households have access to curbside recycling and this current recycling method is ineffective and expensive.
- Large addressable market with low technology risk.
- Real sustainability impact potential.

OVERVIEW

The 'gig-economy' disruption of the curbside recycling system

newBin is on a mission to stop plastic waste that is piling up in our parks and our oceans. We are creating an app that brings recycling into the 21st century from your fingertips to real recyclers, and we tell you honestly how your plastic is being recycled. The newBin app will let users schedule recycling pickup at their convenience and earn Eco Rewards for discounts at local stores. newBin offers simple, no-sorting recycling that incentivizes Americans to recycle more. The newBin app is in beta stage of development and currently is not available on the market.


The solution to the plastic waste crisis is right in your pocket

newBin Is Reinventing Recycling

Easy
Don't sort your plastics—we take them all & pick them up too for free!

Honest
We're dedicated environmentalists & members of the community that are passionate about recycling

Accessible
We make recycling easy & available to everyone, everywhere

Rewarding
Enable consumers to earn rewards for doing what's right

Transparent
Independent auditors will let you know where every pound of plastic goes

**The app is currently under development and not yet available on the market. These images are of a demo version.*

We are a company founded by and for people who are passionate about the environment. Our senior team has decades of successful start-up and senior management experience in recycling, marketing and financing. Founder Mitch Hecht spent 15 years on Wall Street, was the Chief Financial Officer of a Fortune 500 company up to 1 year prior to the company's eventual IPO in 2004. He has spent the past 14 years in plastics recycling developing aspects of the newBin system.

THE PROBLEM

Recycling isn't straightforward

Only half of U.S. households have access to curbside recycling. Waste collection companies are charging ever-higher collection fees for recycling, leading many cities to cut back or end their recycling program altogether. Residents don't have control over whether their city provides recycling services and they don't have confidence that their recyclables won't end up in a landfill.


Recycling is way more complicated than it needs to be
Recycling services cost more than trash collection
Only 50% of U.S. households have access to curbside recycling
Waste collectors limit materials they will collect in the recycle bin
Homeowners are confused & frustrated by manual sorting

Even if curbside recycling is offered, residents have little confidence that the waste is actually being recycled. Waste collection companies limit the materials they will recycle.

Haulers Call It 'Contamination', We Call It A Self-Made Problem

It's all usable, no plastic should be sorted away from the recycle bin

THE SOLUTION

Using technology to simplify the process

newBin uses technology to provide a free, more effective recycling option. Once the app is completed, users - we call them Binnies - will be able to request a recycling pickup from the app. A newBin team member - we call these heroes our Binners - will pick up items and drop them off at newBin container locations. We do the sorting and Binnies receive Eco Rewards for their recycling - redeemable for discounts at local grocery stores, gas stations, and other participating retailers.



1
2
newBin
3
4

1. **Launch The App & Request A Pickup**
   Binnies hand bags over to our Binners and receive Eco Rewards

2. **Motivated Hauling**
   Binners deliver to newBin drop-off, Binners get Eco Rewards

3. **Sorting and Processing**
   Recylers empty bins and newBin gets paid

4. **Full-Circle Economy**
   Recyclers close the loop


Our Goal
To Collect The 90% Of Plastics Being Left Behind By Traditional Waste Collectors
Pick up:
2 Bags
Contactless
Request Collection

**The app is currently under development and not yet available on the market. These images are of a demo version.*

We don't charge our Binnies a penny, we generate revenues from:

- Marketing fees paid by our corporate partners to drive Binners and Binnies to redeem their Eco Rewards for their products and services.
- Collection fees paid by commercial and institutional customers to collect waste plastic from their stores or institutions.
- Service fees charged on every redemption of Eco Rewards.
- Tipping fees paid by municipalities based on savings versus traditional curbside collection.

THE MARKET

Tapping into the 90% of post-use plastic not being recycled by traditional waste collectors

Currently less than 9% of the 35.7 million tons of post-use plastic generated yearly gets recycled. That's due to a lack of access. Even where people can participate, only about 40% of the material deemed recyclable makes it into the recycling bin. We are ready to disrupt this model making newBin an impactful and profitable investment.



50%

of households have access to curbside recycling

Source



<9%

of the 35.7M tons of post-use plastic are recycled each year

Source


over
100
cities

Over 100

cities have cut recycling services in the last several years

Source

We offer free, on-demand collection of all plastic waste and promise a reduction in landfill. We'll take care of the sorting, which increases recycling participation, and set out to collect the 90% of post-use plastics being left behind by traditional waste collectors. Within seven years, we project that newBin can reduce landfill or incineration of plastics by one billion pounds a year.

OUR TRACTION

Partnership established with ZeLoop for Eco Rewards

We've done our homework, and are ready to scale up. We conducted market research, and created a study with a premier research firm to confirm the desire for this service and provided strategic direction on audience targeting and messaging.


newBin
zeLoop
Marketplace
You have
500
Eco-Rewards
All products
Recommended for you

**The app is currently under development and not yet available on the market. These images are of a demo version.*

Strong Milestones:

- Established a partnership agreement with ZeLoop, a UAE-based social gesture app. ZeLoop's Eco Reward program allows users to leverage the Eco Reward blockchain currency, gamification and the social media platform.
- We are developing an in-house resin sortation system. We will ensure that more plastic will have a non-landfill solution with third party verification.


We know people question whether their plastics are actually being recycled
We ensure that everyone can have access to recycling and more plastic will have a non-landfill solution.

WHY INVEST

Shifting consumer behavior to have a positive impact on the environment

Our goal at newBin is to change “wishcycling” to “realcycling”. We strive to be the leading on-demand private recycling choice in participating states. We will be recycling close to a billion pounds of plastic each year, with the objective to increase that amount fifty-fold.


newBin Is Bringing Recycling Into The 21st Century
Within five years we anticipate 1M users & 1B pounds of plastic recycled each year.
Marketplace
You have
500
Eco-Rewards
All products
Recommended for you

**The app is currently under development and not yet available on the market. These images are of a demo version.*

Meet Our Team



Mitch Hecht

Founder and Chief Executive Officer

Former Chief Financial Officer of International Steel Group, a startup steel company that within 12 months of formation became the second largest integrated steel manufacturer in North America with sales of $5 billion. Within 18 months of funding, the company executed a $2.7 billion IPO, and within 12 months of its IPO was sold for $4.5 billion. Responsible for three major acquisitions and a $5 billion P&L. Previously 15 years on Wall Street as Managing Director, investment banking, for Deutsche Bank and PaineWebber Inc. BA, MBA in Finance from New York University; Juris Doctor from Fordham University School of Law. Member of the New York State Bar. Past Board Member of the National Association of Manufacturers. Mr. Hecht commits approximately 40 hours per week to newBin.



Christopher Dow

President and Chief Operating Officer

Founder and CEO of the UK's first multi-million pound plastic recycling plant. He was responsible for developing new recycling technologies and building the fledgling UK recycling industry at a £40 million state-of-the-art PET and HDPE scrap to food-grade resin plant in East London, handling 35,000 metric tonnes of waste plastics yearly. An expert in waste management and recycling; served as a Director of the UK Resource Association as well as deputy Chairman of the European Recycling Association. He was honored by the Mayor of London as one of twelve "international creativity champions" working in the city of London. Degree in Business and Economics from RMIT in Melbourne, Australia. Mr. Dow commits approximately 25 hours per week to newBin.



Yannick Lord

Chief Technology Officer

Currently the Head of Product Development for UAE-based ZeLoop, (an app focused on improving plastic recycling rates), and Co-Founder and Consultant Director at Ananke & Chronos, LLC. Yannick has developed multifaceted, award-winning digital marketing campaigns, websites, apps, and technology platforms for global brands such as Toyota, Lexus, AT&T and MTV. Yannick has been honored with multiple Digital Design and Innovation Awards. He received his BEP from Lycée Pierre Emile Martin in Bourges, France. Mr. Lord commits approximately 25 hours per week to newBin.



Ashley Heilmann

Treasurer and Secretary

Ashley is a passionate environmentalist and conservation advocate who graduated with a degree in Natural Resources, cum laude, from Ball State University. After graduation, Ashley joined IRG Erie, Inc. as a Senior Campaigner where she helped develop the newBin concept. Prior to IRG, Ashley worked in conservation and environmental management as a naturalist at the Indiana Dunes and Zion National Park. President of Natural Resources Club at Ball State and the Delta Zeta Community Service Chair. Ms. Heilmann commits approximately 35 hours per week to newBin.



Juliette Morris

Director

Currently a board member of GreenSteel, LLC, the majority owner of newBin, Juliette is formerly CEO of the San Francisco-based digital audio platform TuneIn. She has many years of senior-level experience at major media companies, including as EVP, Partner Marketing & Communications at NBCUniversal Content Distribution Division; responsible for partner marketing, communications, field sales, local ad sales, research and the integration of marketing business strategy for NBCUniversal's portfolio of broadcast and cable networks. Prior to joining NBCUniversal, Juliette was SVP, Marketing at Viacom, Inc. Juliette holds a B.A. from George Washington University.



Andrew Reddyhoff

Director

Currently a board member of GreenSteel, LLC, the majority owner of newBin, Andy founded Canada-based Finproject NA, a manufacturer of plastic injection-molded products where he was integral to the production of the now-ubiquitous "Croc" shoe, using a foamed, cross-linked, polyolefin resin. Andy was an early shareholder in Crocs, where he was most recently President of Crocs Canada before his retirement. He graduated with honors in metallurgy from the University of Sheffield.



Eric Schaffner

Director

Eric is the Founder and CEO of SmartBlock Beverages FZ LLC, which developed the ZeLoop app, focused on improving plastic collection and recycling rates as a circular economy reward platform. He was previously Vice President of Africa, Middle East and Asia sales for the plastic, can and glass containers segment at Sidel of the Tetra Laval Group. Eric is also a Board Member of Thaely, an ethical and sustainable footwear brand that creates sneakers from waste plastic bags. He graduated from E.N.S.A.I.A. – Institut Polytechnique de Lorraine in Nancy, France.

Offering Summary

Company :	NewBin Corp.
Corporate Address :	1001 State Street, Suite 907, Erie, PA 16501
Offering Minimum :	$10,000.00
Offering Maximum :	$1,050,000.00
Minimum Investment Amount (per investor) :	$100.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 2,000

Maximum Number of Shares Offered : 210,000

Price per Share : $5.00

Pre-Money Valuation : $25,000,000.00

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

First 72 hours - 15% bonus shares

Super Early Bird Bonus

Next 72 hours - 10% bonus shares

Early Bird Bonus

Next 7 days - 5% bonus shares

Amount-Based:

$100+

1st Perk Title

Recycled content branded grocery bag

$500+

2nd Perk Title

Recycled content branded baseball hat + grocery bag + gym bag

$1,000+

4th Perk Title

Recycled content branded golf umbrella + hat + grocery bag + gym bag

$5,000+

5th Perk Title

5% bonus shares and all four items of swag

$10,000+

6th Perk Title

10% bonus shares and all four items of swag

$20,000+

7th Perk Title

20% bonus shares and all four items of swag

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

NewBin, Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow newBin to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker: Voice over actor

Did you know that 90% of the plastics we use aren't recycled? And what doesn't get recycled often ends up in our parks, our gardens, our playgrounds, and our oceans.

Speaker: Voice over actor

It's no surprise when only half of Americans have access to curbside recycling, and even for those of us who do, our local waste companies limit the kinds of plastics they'll collect.

Voice over actor

It's time for a recycling revolution.

Speaker: Ashley

The crowdsourcing technology we use today for everything from ridesharing to food delivery has provided increased access, improved service and lowered cost across many industries. Now we intend to use this same model to disrupt the recycling system.

Speaker: New Speaker

newBin is developing the first free, on-demand recycling service to accept any and all types of plastics. More plastic sorted equals greater impact. newBin users will be rewarded with discounts on purchases at participating grocery stores, drugstores, and gas stations.

Autumn: With the newBin app, anyone anywhere can request a pick-up. newBin collectors will come to your home, pick up your recyclables, and deliver them to one of several newBin collection points in your town. From there, newBin will ensure that the material reaches real recyclers. And we'll publish audited reports on how your material is being repurposed.

Speaker: Mitch

I'm Mitch Hecht, the founder of newBin. I built a successful career on Wall Street and helped lead a start-up company that was sold for $4.5 billion. newBin is led by a team of passionate entrepreneurs with deep experience in recycling and dedicated to positively impacting our planet.

newBin's business model is simple. We won't charge in-home users for curbside collection. We will be supported by our corporate partners who will reach out to our users to market their goods and services. We'll earn fees on rewards redemption, and receive fees on our commercial and institutional business. This will allow us to keep our service free to the general public, and encourages more people to recycle.

Speaker: MITCH

Investing in newBin means reaching more homes and making the waste collection process more effective and honest. Its impact investing at its best. Are you ready to join the recycling revolution?

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Platform Compensation

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Information Regarding Length of Time of Offering

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